EXHIBIT (a)(1)(F)

FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES PARTICIPATING IN THE OPTION EXCHANGE

CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

Date:

To:	[Eligible Employee]

From:	Vince Holding Corp.

Re:	Confirmation of Receipt of Notice of Withdrawal

This message confirms that we have received your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed, this means that you have withdrawn all of your Eligible Options and you have revoked your prior acceptance of our offer to exchange your Eligible Options. You will not receive any Replacement Options and you will retain your Eligible Options previously tendered for exchange with their existing term, exercise price per share, vesting schedule, and other terms and conditions.

If your Notice of Withdrawal is properly completed and signed, we accept your rejection of our Option Exchange. Your Eligible Options will remain outstanding after this Option Exchange closes.

You should direct questions about the Option Exchange or requests for assistance (including requests for additional copies of the Offer to Exchange, the Election Form or other documents relating to this Option Exchange) by e-mail directly to optionexchange@vince.com. You may also call 646-767-5592 and leave a voice message (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday).